SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No IC-32406; 812-14622]

DFA Investment Dimensions Group Inc., et al.; Notice of Application

December 29, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain wholly-owned sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the wholly-owned sub-advisers.

Applicants: DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Investment Group Inc. ("DIG") (each of DFAIDG and DIG is organized as a Maryland corporation and registered under the Act as an open‑end management investment company), Dimensional Emerging Markets Value Fund ("DEM"), The DFA Investment Trust Company ("DFAITC") (each of DEM and DFAITC is organized as a Delaware statutory trust and registered under the Act as an open‑end management investment company) (DFAITC, DFAIDG, DEM, and DIG, each a "Trust, " and together, the "Trusts") and Dimensional Fund Advisors LP (the "Initial Adviser" collectively with the Trusts, the "Applicants").

Filing Dates: The application was filed March 4, 2016, and amended on August 11, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 23, 2017, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 6300 Bee Cave Road, Building One, Austin, TX 78746.

For Further Information Contact: Rachel Loko, Senior Counsel, at (202) 551-6883, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application

1.   The Adviser will serve as the investment adviser to the Subadvised Series pursuant to an investment management agreement with the relevant Trust (each an "Investment

Management Agreement" and collectively, the "Investment Management Agreements").[1] The

Adviser will provide the Subadvised Series with continuous investment management of the

assets of each Subadvised Series subject to the supervision of each Trust's board of trustees

("Board"). The Investment Management Agreements permit the Adviser, subject to the approval

of the Board, to delegate to one or more wholly-owned sub-advisers (each, a "Wholly-Owned

Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers") the responsibility to provide

the day-to-day portfolio investment management of each Subadvised Series, subject to the

supervision and direction of the Adviser. The primary responsibility for managing the

Subadvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate

assets to and oversee the Wholly-Owned Sub-Advisers, including determining whether a

Wholly-Owned Sub-Adviser should be terminated, at all times subject to the authority of the

Board.

 2. Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Wholly-Owned Sub-Advisers pursuant to Sub-Advisory Agreements and

materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval

required under section 15(a) of the Act and rule 18f-2 under the Act.[2] Applicants also seek an

exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a

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[1] Applicants request relief with respect to any existing and any future series of the Trusts and any other future registered open-end management company or series thereof that: (a) is advised by the Initial Adviser or its successor or by a person controlling, controlled by, or under common control with the Initial Adviser or its successor (each, also an "Adviser"); (b) uses the multi-managers structure described in the application; and (c) complies with the terms and conditions of the application (each a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds ("Affiliated Sub-Adviser").

dollar amount and a percentage of the Subadvised Series' net assets) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the Application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Wholly-Owned Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief

from the Disclosure Requirements meets this standard because it will improve the Adviser's

ability to negotiate fees paid to the Wholly-Owned Sub-Advisers that are more advantageous for

the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary